Filed Pursuant to Rule 433

Registration No. 333-268013

Final Pricing Term Sheet dated July 22, 2024

6.184% Fixed-to-Floating Rate Senior Notes due 2035

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings*:	Baa3 (Negative) / BBB- (Stable) / BBB- (Stable) (Moody’s / S&P / Fitch)

Title of Securities:	6.184% Fixed-to-Floating Rate Senior Notes due 2035 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	July 22, 2024

Settlement Date**:	July 26, 2024 (T+4)

Final Maturity Date:	July 26, 2035

Aggregate Principal Amount:	$750,000,000

Gross Proceeds:	$750,000,000

Underwriting Discount:	0.550%

Net Proceeds to Ally before Estimated Expenses:	$745,875,000

Fixed Rate Period:	From, and including, July 26, 2024, to, but excluding, July 26, 2034.

Floating Rate Period:	From, and including, July 26, 2034, to, but excluding, the maturity date.

Coupon:

Fixed Rate Period: 6.184% per annum.

Floating Rate Period: Compounded SOFR, determined as set forth under “Description of Notes—Principal Amount; Maturity and Interest—Floating Rate Period” in the preliminary prospectus supplement, plus 229 basis points.

Issue Price:	100.000%

Benchmark Treasury:	4.375% due May 15, 2034

Benchmark Treasury Yield:	4.264%

Spread to Benchmark Treasury:	192 bps

Yield to Maturity:	6.184%

Interest Payment Dates:

Fixed Rate Period: Semi-annually, in arrears, on January 26 and July 26 of each year, beginning on January 26, 2025, and ending on July 26, 2034.

Floating Rate Period: Quarterly, in arrears, on October 26, 2034, January 26, 2035, April 26, 2035, and at the maturity date.

Optional Redemption:

The Notes will be redeemable at Ally’s option, in whole or in part, at any time and from time to time, on or after January 22, 2025 (180 days from July 26, 2024) (or, if additional Notes are issued thereafter, beginning 180 days after the issue date of such additional Notes), and prior to July 26, 2034 (the date that is one year prior to the maturity date), at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

•   (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the redemption date (assuming that the Notes to be redeemed matured on July 26, 2034 (the date that is one year prior to the maturity date)) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 30 basis points less (b) interest accrued on the Notes to be redeemed to the date of redemption; and

•   100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, Ally may, at its option, redeem the Notes (i) in whole but not in part on July 26, 2034 (the date that is one year prior to the maturity date) or (ii) in whole or in part, at any time and from time to time, on or after April 27, 2035 (the date that is 90 days prior to the maturity date), in each case at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N BV1 ISIN: US02005NBV10

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Lloyds Securities Inc. SMBC Nikko Securities America, Inc. AmeriVet Securities, Inc. Bancroft Capital, LLC Blaylock Van, LLC Independence Point Securities LLC Penserra Securities LLC

Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fourth business day following the date of this term sheet. Trades of securities in the secondary market generally are required to settle in one business day, referred to as T+1, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+1 basis, investors who wish to trade the Notes prior to one business day before the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.